                        [Overhill Farms, Inc. Letterhead]



                                 March 22, 2006

Via EDGAR Correspondence and Via Facsimile at (202) 772-9368
------------------------------------------------------------

H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      OVERHILL FARMS, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  AMENDMENT NO. 1 FILED FEBRUARY 14, 2006
                  FILE NO. 333-130921

                  FORM 10-Q FOR THE FISCAL QUARTER ENDED JANUARY 1, 2006 FILED JANUARY 31, 2006
                  FILE NO. 1-16699

Dear Mr. Schwall:

         This letter responds to your letter of comments dated March 14, 2006. The response below corresponds to the number you placed adjacent to your comment in your March 14th letter.

Form 10-Q for the Fiscal Quarter Ended January 1, 2006
------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Liquidity and Capital Resources, page 16
----------------------------------------

1. WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT ONE IN OUR LETTER OF FEBRUARY 24, 2006. WE DO NOT AGREE WITH YOUR CONCLUSIONS. WE REISSUE THAT COMMENT IN ITS ENTIRETY AND REQUEST THAT YOU REVISE YOUR DISCLOSURE ACCORDINGLY.

         We have prepared and attached for your review a proposed amendment to the Liquidity and Capital Resources section of our Form 10-Q for the fiscal quarter ended January 1, 2006 that addresses your prior comment one in your letter dated February 24, 2006. We have also faxed to you for your convenience a blackline of the Liquidity and Capital Resources section to assist you in identifying the changes made in response to your comment.

H. Roger Schwall
March 22, 2006
Page 2


         We look forward to receiving your feedback so that we may file the amendment to our Form 10-Q and request acceleration of effectiveness of the Form S-3/A No. 1 as soon as possible. In the meantime, if you have any questions, please contact our counsel, Cristy Parker, at (714) 641-3446.

                                                     Sincerely,


                                                     /S/ JOHN L. STEINBRUN
                                                     John L. Steinbrun
                                                     Chief Financial Officer

cc:      Carmen Moncada-Terry
         Gary Newberry
         Sandra Eisen

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM 10-Q

     (Mark One)
         [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JANUARY 1, 2006

                                       OR

         [  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ________ to ________

                         Commission file number 1-16699

                              OVERHILL FARMS, INC.
             (Exact name of registrant as specified in its charter)

               NEVADA                                          75-2590292
               ------                                          ----------
   (State or other jurisdiction of                            (IRS Employer
   incorporation or organization)                        Identification Number)

       2727 EAST VERNON AVENUE
         VERNON, CALIFORNIA                                       90058
         ------------------                                       -----
(Address of principal executive offices)                       (Zip code)


                                 (323) 582-9977
              (Registrant's telephone number, including area code)

                                 NOT APPLICABLE
              (Former name, former address and former fiscal year,
                          if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
 Large Accelerated Filer [ ]   Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of March 21, 2006, there were 15,260,271 shares of the issuer's common stock, $.01 par value, outstanding.

                                EXPLANATORY NOTE

         Overhill Farms, Inc. (the "Company") is filing this Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2006, which report was originally filed on January 31, 2006 (the "Original Filing"), to add additional disclosure regarding its anticipated debt refinancing. Changes have been made to the "Liquidity and Capital Resources" section of "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The additional disclosure regarding the Company's anticipated debt refinancing has no effect on the Company's financial position, balance sheet, statement of operations or statement of cash flows or its conclusion that its disclosure controls and procedures were effective as of January 1, 2006. All information in this amendment is as of the date of the Original Filing and does not reflect any subsequent information or events occurring after the date of the Original Filing. Forward-looking statements made reflect our expectations as of the date of our Original Filing and have not been adjusted to reflect subsequent information.

                              OVERHILL FARMS, INC.
                               AMENDMENT NO. 1 TO
                                    FORM 10-Q
                          QUARTER ENDED JANUARY 1, 2006

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                        Page No.
                                                                        --------

PART I - FINANCIAL INFORMATION
------------------------------

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations                                 2

PART II - OTHER INFORMATION
---------------------------

Item 6.  Exhibits                                                            8

SIGNATURES                                                                   9

EXHIBITS FILED WITH THIS AMENDMENT NO. 1 TO FORM 10-Q                       10

                         PART I - FINANCIAL INFORMATION

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

         The following discussion and analysis should be read in conjunction with our condensed financial statements and notes to condensed financial statements included elsewhere in this document. This report, and our condensed financial statements and notes to our condensed financial statements, contain forward-looking statements, which generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies.

         This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning our operations and financial performance and condition. For this purpose, statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future company actions, which may be provided by management, are also forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others:

         o        the impact of competitive products and pricing;

         o market conditions that may affect the cost of raw material as well as the market for our products;

         o changes in our business environment, including actions of competitors and changes in customer preferences, as well as disruptions to our customers' businesses;

         o natural disasters that can impact, among other things, costs of fuel and raw materials;

         o the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war;

         o changes in governmental laws and regulations, including income taxes; and

         o other factors as may be discussed in this report and other reports we file with the Securities and Exchange Commission, including those described in Item 1A of Part I of our annual report on Form 10-K for the fiscal year ended October 2, 2005 and Item 1A of Part II of this report.

OVERVIEW

         We are a leading value-added manufacturer of high quality, prepared frozen food products for branded retail, private label, food service and airline customers. Our product line includes entrees, plated meals, bulk-packed meal components, pastas, soups, sauces, poultry, meat and fish specialties, as well as organic and vegetarian offerings. Our extensive research and development efforts, combined with proprietary recipes and flexible manufacturing capabilities, provide customers with a one-stop solution for new product ideas, formulations and product manufacturing, as well as precise replication of existing recipes. Our capabilities allow customers to outsource product development, product manufacturing and packaging thereby avoiding significant fixed-cost and variable investments in resources and equipment. Our customers include such prominent nationally recognized names as Panda Restaurant Group, Jenny Craig, Inc., American Airlines, Inc., Safeway Inc. and Pinnacle Foods Corporation.

         Our goal is to be a leading developer and manufacturer of value-added food products and provider of custom prepared foods. We intend to create superior value for our stockholders by continuing to execute our growth and operating strategies. We employ the following corporate strategies:

         o diversify our customer base, focusing on sectors with attractive growth characteristics, such as foodservice and retail;

         o        invest in and operate efficient production facilities;

         o        provide customer service-oriented distribution;

         o offer a broad range of products to customers in multiple channels of distribution; and

         o continue to pursue growth through strategic acquisitions and investments.

CRITICAL ACCOUNTING POLICIES

         Management's discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See Note 2 to the financial statements contained in our 2005 annual report on Form 10-K for the year ended October 2, 2005 for a summary of our significant accounting policies. Management believes the following critical accounting policies are related to its more significant estimates and assumptions used in the preparation of our financial statements.

         CONCENTRATIONS OF CREDIT RISK. Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. A bankruptcy or other significant financial deterioration of any customers could impact their future ability to satisfy their receivables with us. Our allowance for doubtful accounts is calculated based primarily upon historical bad debt experience and current market conditions. For the three months ended January 1, 2006 and January 2, 2005, our write-offs, net of recoveries, to the allowance for doubtful accounts were approximately $2,000 and $0, respectively.

         A significant portion of our total net revenues during the first three months of 2006 and 2005 was derived from two customers. Panda Restaurant Group, Inc. and Jenny Craig, Inc. accounted for approximately 37% and 23%, respectively, of our revenues for the three months ended January 1, 2006 and approximately 43% and 17%, respectively, of our total accounts receivable balance at January 1, 2006. Panda Restaurant Group, Inc. and Jenny Craig, Inc. accounted for approximately 30% and 14% respectively, of our revenues for the three months ended January 2, 2005 and approximately 39% and 25%, respectively, of our total accounts receivable balance at October 2, 2005. We continue to expand our retail and foodservice customer base with the goal of reducing our reliance on a small concentration of accounts.

         INVENTORIES. Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost, which approximates the first-in, first-out (FIFO) method, or market. We use a standard costing system to estimate our FIFO cost of inventory at the end of each reporting period. Historically, standard costs have been materially consistent with actual costs. We determine the market value of our raw ingredients, finished product and packaging inventories based upon references to current market prices for such items as of the end of each reporting period and record a write-down of inventory standard cost to market, when applicable. We periodically review our inventory for excess items, and we establish a valuation reserve based upon the age of specific items in inventory and the expected recovery from the disposition of the items.

         A reserve is established for the estimated aged surplus, spoiled or damaged products, and discontinued inventory items and components. The amount of the reserve is determined by analyzing inventory composition, expected usage, historical and projected sales information, and other factors. Changes in sales volume due to unexpected economic or competitive conditions are among the factors that could result in materially different amounts for this item. During the quarter ended January 2, 2005, we revised our method to apply reserve estimation percentages to aging categories. The effect of this change in estimate resulted in one-time higher cost of sales and lower gross profit of approximately $650,000 and lowered net income by approximately $370,000 for the three months ended January 2, 2005.

         EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. We evaluate the excess of cost over fair value of net assets acquired (goodwill) at least annually for impairment in accordance with SFAS No. 142. We have one reporting unit and estimate fair value based on a variety of market factors, including discounted cash flow analysis, market capitalization, and other market-based data. No impairment of goodwill was recorded during fiscal year 2005. At January 1, 2006, we had goodwill of $12.2 million. A deterioration of our operating results and the related cash flow effect could decrease the estimated fair value of our business and, thus, cause our goodwill to become impaired and cause us to record a charge against operations in an amount representing the impairment.

         STOCK-BASED COMPENSATION. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a multiple option award approach. The fair value is then amortized over the requisite service periods of the awards. This option-pricing model requires the input of highly subjective assumptions, including the option's expected life, price volatility of the underlying stock, risk-free interest rate and expected dividend rate. Because stock-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

         INCOME TAXES. We evaluate the need for a valuation allowance on our deferred tax assets based on whether we believe that it is more likely than not that all deferred tax assets will be realized. We consider future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for valuation allowances. During the first quarter of fiscal year 2004, we recorded a $425,000 valuation allowance against a portion of our deferred tax assets, since at that time it was believed that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future. However, in fiscal year 2005, as a result of improved operating results, we concluded that it was more likely than not that our deferred tax assets would be realized. Accordingly, we reversed $337,000 of the previously recorded valuation allowance. In the event we were to determine that we would not be able to realize all or part of our deferred tax assets, we would record an adjustment to the deferred tax asset and a charge to income, at that time.

RESULTS OF OPERATIONS

QUARTER ENDED JANUARY 1, 2006 COMPARED TO QUARTER ENDED JANUARY 2, 2005

         While we operate as a single business unit, manufacturing various products on common production lines, revenues from similar customers are grouped into the following natural categories: retail, foodservice and airlines.

         The quarters ended January 1, 2006 and January 2, 2005 were 13-week and 14-week periods, respectively.

         NET REVENUES. Net revenues for the first quarter of fiscal year 2006 decreased $629,000 (1.6%) to $39,589,000 from $40,219,000 for the first quarter of fiscal year 2005. Foodservice net revenues increased $1,143,000 (7.6%) to $16,242,000 for the first quarter of fiscal year 2006 as compared to $15,099,000 for the first quarter of fiscal year 2005 due to strong production requirements of an existing customer. Retail net revenues increased $365,000 (2.2%) to $16,994,000 for the first quarter of fiscal year 2006 as compared to $16,629,000 for the first quarter of fiscal year 2005. The increase in retail sales was largely due to higher sales volume to a large national brand customer, offset by lost revenues from two customers. One customer lost a government contract and the other discontinued one of its retail lines. Sales to one new customer and sales of new items to an existing customer began in late November of 2005. This new business is expected to replace the revenues lost from the two customers mentioned above. Airline net revenues decreased $2,138,000 (25.2%) to $6,353,000 for the first quarter of fiscal year 2006 as compared to $8,491,000 for the first quarter of fiscal year 2005. The decline in airline sales was attributable to American Airlines' decision in February 2005 to remove meals from the coach cabins of all of its domestic flights and also was attributable to significantly reduced sales to Delta Airlines subsequent to their bankruptcy filing.

         GROSS PROFIT. Gross profit decreased $21,000 (0.5%) to $4,393,000 for the first quarter of fiscal year 2006 as compared to $4,414,000 for the first quarter of fiscal year 2005. Gross profit as a percentage of net revenues increased to 11.1% for the first quarter of fiscal year 2006 from 11.0% for the first quarter of fiscal year 2005. We expect margin percentage to remain consistent with current sales volumes, with gross margins expected to increase with increased sales volume. The first quarter of fiscal year 2006 included normal costs associated with the start-up of the new business mentioned above.

         During the first quarter of fiscal year 2005, we adopted a reserve method that applies estimated reserve percentages to aging inventory categories. The impact of this change in estimate resulted in a one-time increase to cost of sales and decrease in gross profit of approximately $650,000, or a 1.6% decline in gross profit as a percentage of net revenues in the first quarter of fiscal year 2005. This decline was substantially offset by the benefit of an additional week of production in the first quarter of fiscal year 2005 versus the first quarter of fiscal year 2006.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) increased $65,000 (3.6%) to $1,849,000 (4.7% of net revenues) for the first quarter of fiscal year 2006 as compared to $1,784,000 (4.4% of net revenues) for the first quarter of fiscal year 2005. The increase in SG&A resulted largely from a $33,000 increase in bonus accruals and increased legal and consulting fees.

         OPERATING INCOME. Operating income decreased $86,000 (3.3%) to $2,544,000 for the first quarter of fiscal year 2006 as compared to $2,630,000 for the first quarter of fiscal year 2005 largely due to the increase in SG&A expenses discussed above.

         OTHER EXPENSES. Other expenses decreased $144,000 (8.7%) for the first quarter of fiscal year 2006 to $1,519,000 as compared to $1,663,000 for the first quarter of fiscal year 2005. Other expenses for the first quarter of fiscal year 2005 included the loss on the disposition of certain fixed assets during the period. Any improvement in interest rates from a potential refinancing would decrease other expenses in future periods, assuming no increase in the amount of outstanding borrowings.

         NET INCOME. The net result for the first quarter of fiscal year 2006 was net income of $607,000 ($.04 per basic and diluted share) as compared to a net income of $601,000 ($.04 per basic and diluted share) for the first quarter of fiscal year 2005.

LIQUIDITY AND CAPITAL RESOURCES

         Given that our business focus is on the development and manufacture of frozen food products, we believe that the items on the face of our financial statements that are most relevant to assessing our liquidity are our cash and cash equivalents and cash generated from our operating activities. Our cash and cash equivalents increased $654,000 to $3,309,000 at January 1, 2006 from $2,655,000 at October 2, 2005. Our principal source of liquidity is cash generated from our operating activities. During the first quarter of fiscal year 2006, our operating activities provided cash of $1,513,000 as compared to cash provided of $717,000 during the first quarter of fiscal year 2005. Cash generated from operations before working capital changes was $1,341,000. Cash generated from changes in working capital was $172,000, resulting from a $2,035,000 increase in accounts payable to finance increases of $1,051,000 in inventories and $735,000 in accounts receivable due to increased sales to foodservice and retail customers. Accrued liabilities decreased $77,000.

         As of January 1, 2006, we had negative working capital of $26,322,000 due to the reclassification of our secured senior subordinated note and Term A note, with maturity dates of October 31, 2006, as current liabilities. Other than this change in classification, we believe there were no material changes in our financial condition during the quarter ended January 1, 2006. We do not believe this change in classification is reasonably likely to result in a material decrease in our liquidity or working capital because, as discussed below, we anticipate refinancing all of this debt in advance of maturity.

         During the first quarter of fiscal year 2006, our investing activities, comprised of capital expenditures, resulted in a net use of cash of approximately $371,000, as compared to a net use of cash of approximately $299,000 during the first quarter of fiscal year 2005. Current year additions to property and equipment relate to the purchase of new machinery to automate certain manufacturing processes. Capital expenditures for additional capacity, should they prove to be necessary to meet additional customer demand, may increase during fiscal year 2006 or 2007 by $3 million to $6 million from fiscal year 2005, depending on the amount of additional cooking capacity added. We anticipate that capital expenditures will be funded by cash generated from operating activities.

         During the first quarter of fiscal year 2006, our financing activities resulted in a use of cash of $488,000 as compared to a use of cash of $871,000 during the first quarter of fiscal year 2005. The use of cash in both fiscal periods resulted from principal payments on our debt, net of proceeds from the exercise of options and related tax benefits in the first quarter of fiscal year 2006. We believe it is not reasonably likely that the impending maturity of our debt will result in a material change in our capital resources and their relative cost as we believe that we will be able to refinance our debt in advance of maturity at improved interest rates.

         As of January 1, 2006, our indebtedness to significant lenders consisted substantially of debt evidenced by a secured senior subordinated note payable to Levine Leichtman Capital Partners II, L.P. ("LLCP") with a principal balance of $28.9 million and a senior Term A note payable to Pleasant Street Investors, LLC ("PSI"), an affiliate of LLCP, with a principal balance of $15.9 million. Both notes have a maturity date of October 31, 2006. The senior subordinated note has a base rate of interest of 13.5%, subject to increase upon the occurrence of an interest rate event, as defined, or event of default. The interest rate on the Term A Loan, as amended, is the greater of 5.5% or the prime rate in effect from time to time plus 1.5% and is subject to increase upon the occurrence of any interest rate event, as defined, or event of default as provided in the note that evidences the loan.

         From time to time, we have obtained amendments to the financing agreements to enable us to remain in compliance with financial and/or non-financial covenants. On September 7, 2005, we executed the fifth amendment to the existing financing arrangements with PSI and LLCP to amend the financial covenants and various other provisions. In the September 7, 2005 amendments, we agreed to make five scheduled installment principal payments totaling $1.6 million on the Term A Loan commencing on the effective date of the amendment through December 30, 2005. The amendments also amended certain definitions of the financial covenants of the secured senior subordinated note.

         The amended and restated securities purchase agreement with LLCP and the amended and restated loan and security agreement with PSI, which have been amended from time to time, contain various covenants, including financial covenants covering restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, those agreements prohibit changes in control, including ownership and certain management personnel, and contain customary restrictions on incurring indebtedness and liens, making investments, paying dividends and making loans or advances. The obligations owing by us to PSI and LLCP are secured by liens on substantially all of our assets.

         We believe that we will be in compliance with all of our revised financial and other covenant requirements for the foreseeable future. In the future, our failure to achieve certain revenue, expense and profitability levels could result in a violation of the amended financial covenants under our financing arrangements and could result in interest rate increases and acceleration of maturity of the loans, which could adversely affect our financial condition, results of operations or cash flows.

         We believe that we will be able to refinance the existing debt in advance of maturity by replacing it with a comparable amount of new debt in the form of revolving and term loans at more favorable interest rates. Our improved earnings and cash flow and our $5.7 million reduction of debt principal in fiscal year 2005 have resulted in strong interest from several potential lenders with whom we have engaged in discussions. We have signed a term letter with a potential lender. While the term letter is not a binding refinancing agreement, the potential lender is conducting due diligence to proceed with the refinancing and provide us with revolving and term loans for aggregate amounts comparable to our maturing debt. We believe that if we do not proceed with a refinancing with that particular lender, we will be able to refinance our debt in an amount comparable to our maturing debt in the form of revolving and/or term loans at more favorable interest rates with one or more of the other potential lenders who have expressed interest in doing so.

         Given that we anticipate that will be able to refinance our debt in advance of maturity, we believe the funds available from the anticipated refinancing, in addition to our cash and cash equivalents and our cash generated from operating activities, will enable us to meet our capital requirements for at least the next twelve months and provide us with sufficient funds to operate such that the negative net working capital at January 1, 2006 will not precipitate a need to liquidate our assets in order to satisfy our debt maturities. However, because we are subject to numerous risks and uncertainties, including those discussed or referenced under the above heading "Forward-Looking Statements," we cannot be absolutely certain we will be able to generate sufficient funds from operations or that we will successfully refinance our debt timely or on favorable terms. If we are unable to do so, our financial condition, results of operations and cash flows could be adversely affected. For example, we could become subject to default rates of interest that could be significantly higher than our non-default rates of interest with our existing lenders, we could be subject to more stringent financial or other restrictive covenants that could restrict our flexibility or require us to delay, scale back or eliminate portions of our operations or product development and marketing efforts, we could be forced to seek equity-based financing if debt financing is not attainable, and we could be subject to foreclosure on substantially all of our assets.

     Following is a summary of our contractual obligations at January 1, 2006:

                                                                 PAYMENTS DUE BY PERIOD
                                                                 ----------------------

                                                         REMAINDER
              CONTRACTUAL                                OF FISCAL                                       MORE THAN
              OBLIGATIONS                  TOTAL         YEAR 2006       2-3 YEARS       4-5 YEARS        5 YEARS
              -----------               -----------     -----------     -----------     -----------     -----------
         Debt maturities                $45,402,828     $   644,828     $44,758,000     $        --     $        --

         Contractual
            obligations                  14,154,262       2,012,171       3,845,941       3,091,443       5,204,707

         Open purchase orders            35,075,036      27,519,436       7,555,600              --              --
                                        -----------     -----------     -----------     -----------     -----------

         Total contractual
            obligations                 $94,632,126     $30,176,435     $56,159,541     $ 3,091,443     $ 5,204,707
                                        ===========     ===========     ===========     ===========     ===========

         The increase in the value of outstanding purchase orders from $8,127,476 at October 2, 2005 to $35,075,036 at January 1, 2006 is largely due to the fact that the majority of our chicken contracts were signed late in calendar year 2005 for purchases during calendar year 2006.

                           PART II - OTHER INFORMATION


ITEM 6. EXHIBITS

    Number                              Description
    ------                              -----------

     10.1 Form of Registration Rights Agreement dated December 23, 2005 by and among Overhill Farms, Inc. and the Purchasers listed in the index entry for Exhibit 4.1 of this registration statement (1)

     10.2 Letter agreement dated December 23, 2005 between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P. regarding liquidated damages (1)

     10.3 Form of Third Amendment to Amended and Restated Investor Rights Agreement, dated December 23, 2005, by and among Overhill Farms, Inc., Levine Leichtman Capital Partners II, L.P. and James Rudis
               (2)

     10.4 Form of Stock Purchase Agreement dated as of December 22, 2005 by and among Levine Leichtman Capital Partners II, L.P., Overhill Farms, Inc., and the following Purchasers: William Blair Small Cap Growth Fund (1,684,600 shares); Mac & Co. (85,200 shares); Booth & Co. FFC Rush University Medical Center Pension and Retirement (47,000 shares); Booth & Co. FFC Rush University Medical Center Endowment Account (39,100 shares); Booth & Co. FFC Hartmarx Retirement Income Trust (29,600 shares); Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems (23,000 shares); Calhoun & Co. FFC City of Dearborn General Employees Retirement System (14,500 shares); LB I Group Inc. (1,460,000 shares); Trustman c/o STI Classic Small Cap Growth Fund (1,155,000 shares); Enable Growth Partners, L.P. (308,000 shares); Enable Opportunity Partners, L.P. (77,000 shares); Lake Street Fund, L.P. (348,661 shares); Whitebox Intermarket Partners L.P. (300,000 shares); Finwell & Co. FBO WTC
               - CTF Micro-Cap Equity Portfolio (120,000 shares); and Finwell & Co. FBO WTC - CIF Micro-Cap Equity Portfolio (80,000 shares) (2)

     31 Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

     32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)

-----------

     (1) Filed by us on December 23, 2005 as an exhibit to our Form 8-K for December 22, 2005 and incorporated herein by reference.

     (2) Filed by Levine Leichtman Capital Partners II, L.P. on December 23, 2005 as an exhibit to Amendment No. 11 to Schedule 13D and incorporated herein by reference.

     (3)       Filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          OVERHILL FARMS, INC.
                                          (REGISTRANT)


Date:    March [  ], 2006                 By: /s/  James Rudis
                                              ---------------------------------
                                                   James Rudis
                                                   Chairman, President and
                                                   Chief Executive Officer



Date:    March [  ], 2006                 By: /s/  John L. Steinbrun
                                              ---------------------------------
                                                   John L. Steinbrun
                                                   Senior Vice President and
                                                   Chief Financial Officer and
                                                   Chief Operating Officer

              EXHIBITS FILED WITH THIS AMENDMENT NO. 1 TO FORM 10-Q


   Number                             Description
   ------                             -----------

     31 Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                      EXHIBIT 31


      CERTIFICATIONS REQUIRED BY RULE 13A-14(A) OF THE SECURITIES EXCHANGE
           ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO SECTION 302
                        OF THE SARBANES-OXLEY ACT OF 2002

I, James Rudis, certify that:

     1. I have reviewed this amendment No. 1 to quarterly report on Form 10-Q of Overhill Farms, Inc. (the "registrant");

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.


Date:  March [  ], 2006                  By:  /s/ James Rudis
                                              ---------------------------------
                                                  James Rudis
                                                  Chief Executive Officer
                                                  (principal executive officer)


I, John L. Steinbrun, certify that:

     1. I have reviewed this amendment No. 1 to quarterly report on Form 10-Q of Overhill Farms, Inc. (the "registrant");

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.



Date:  March [  ], 2006                  By:  /s/ John L. Steinbrun
                                              ---------------------------------
                                                  John L. Steinbrun
                                                  Chief Financial Officer
                                                  (principal financial officer)

                                                                      EXHIBIT 32


      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the amendment no. 1 to quarterly report on Form 10-Q of Overhill Farms, Inc. (the "Company") for the quarter ended January 1, 2006 (the "Report"), the undersigned hereby certify in their capacities as Chief Executive Officer and Chief Financial Officer of the Company, respectively, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March [  ], 2006                    By: /s/ James Rudis
                                                --------------------------------
                                                James Rudis
                                                Chief Executive Officer
                                                (principal executive officer)


Dated:  March [  ], 2006                    By: /s/ John L. Steinbrun
                                                --------------------------------
                                                John L. Steinbrun
                                                Chief Financial Officer
                                                (principal financial officer)


A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.